Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on June 6, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.      Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint  a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.      If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.      This proxy should be signed in the exact manner as the name appears on the proxy.

4.       If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.      The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.      The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.      This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.      This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Montreal Time, on June 4, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.
CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being shareholder(s) of Gammon Lake Resources Inc. (the"Corporation") hereby appoint: Fred George, Chairman,		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

OR

as nominee of the shareholder to attend and vote for and on behalf of the shareholder at the Annual and Special Meeting of Shareholders of the Corporation to be held on the 6th day of June 2007, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the shareholder were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy.

1. Election of Directors
 The election of directors proposed by management in the management information circular dated May 3, 2007.

Vote FOR or WITHHOLD for all nominees proposed by Management

2. Appointment of Auditors
The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. Special resolution adopting By-law No. 2007-1
Special resolution adopting By-law No. 2007-1 to change the Corporation's name to "Gammon Gold Inc. / Or Gammon Inc." as more particularly described in the management information circular dated May 3, 2007.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.	Annual Report Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.